

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
3-13-07



07050083

April 2, 2007

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4/2/07

Thomas H. Welch, Jr.
Vice President-Legal
General Corporate Counsel
Dell Inc.
One Dell Way
Round Rock, TX 78682-2244

PROCESSED

APR 30 2007



THOMSON
FINANCIAL

Re: Dell Inc.
Incoming letter dated March 13, 2007

Dear Mr. Welch:

This is in response to your letter dated March 13, 2007 concerning the shareholder proposal submitted to Dell by Emad Sargious, individually and as trustee for Mary Sargious, and Samia Sargious. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
APR 2 0 2007
1086

Sincerely,



David Lynn
Chief Counsel

Enclosures

cc: Emad and Samia Sargious
5562 Thelma Avenue
La Palma, CA 90623

April 2, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dell Inc.
Incoming letter dated March 13, 2007

The proposal relates to customer payment policies.

There appears to be some basis for your view that Dell may exclude the proposal under rule 14a-8(f). We note your representation that the proponents have not responded to Dell's request for documentary support indicating that they have satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Dell omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dell relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

Dell Inc
One Dell Way
Round Rock, Texas 78682-2244

Telephone 512 728 0287
Telefax 512 283 0287
tom_welch@dell.com
www.dell.com

Thomas H. Welch, Jr.
Vice President Legal
General Corporate Counsel



March 13, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dell Inc. Proposal Submitted by Emad Sargious (individually and as Trustee for Mary Sargious) and Samia Sargious, Dated January 3, 2007

Ladies and Gentlemen:

This letter is submitted by the undersigned on behalf of Dell Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934.

On January 8, 2007, the Company received a proposal from Emad Sargious (individually and as Trustee for Mary Sargious) and Samia Sargious (together, the "Proponents") for inclusion in its proxy materials. The proposal (a complete copy of which, along with the accompanying introductory statement and statement in support, is attached as Exhibit A) reads as follows:

> "**Where as** Dell Financial Services out-sources collection of its accounts to CheckFree.
> **Where as** Dell Financial Services forces its customers to schedule payments via Check free system only and does not accept other forms of payments (i.e. credit card payments).
> **Where as** Dell Financial Services accounting system lags CheckFree's accounting system, thus could show customer account as delinquent when they are not.
> **Where as** Dell Financial Services charges its customers finance charges based on data in its accounting system, customers might be charged finance charges unfairly.
> **Where as** Dell Financial Services violates Dell's Code of Conduct by allowing its collection and charging practices to unfairly charge finance charges.
>
> **Therefore, be it resolved that** the shareholders request that Dell financial Services stop its unethical practices and consolidate its account collection system into one system, provide its customers

with other reliable means of making their payments, therefore eliminating unjustifiable charging of our customers finance charges."

For the reasons set forth below, the Company intends to omit the proposal from its 2007 proxy statement. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter (each of which has a copy of the proposal attached), which sets forth the grounds upon which the Company deems omission of the proposal to be proper. A copy of this letter and its attachments is being mailed on this date to the Proponents.

The Company's 2007 annual meeting of stockholders is currently scheduled for July 20, 2007, and the Company anticipates that it will file definitive proxy materials for that meeting on or before June 4, 2007. This letter is being filed with the Commission more than 80 days prior to that anticipated filing date, as required by Rule 14a-8(j).

1. The proposal may be properly omitted from the Company's 2007 proxy statement because the Proponents have failed to meet the eligibility requirements of Rule 14a-8(b):

Under Rule 14a-8(b), a person is not eligible to submit a proposal unless they have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and continue to hold those securities through the date of the meeting. The introductory letter (which is included in the attachment) states that Emad Sargious holds 800 shares of Company stock, that Samia Sargious holds 600 shares of Company stock, that Mr. and Mrs. Sargious hold 200 shares of Company stock jointly and that Emad Sargious is the trustee for Mary Sargious, who holds 27 shares of Company stock. According to the Company's records (as maintained by American Stock Transfer & Trust Company, the Company's stock transfer agent), neither Emad Sargious, Samia Sargious, Mary Sargious nor any trust holding on behalf of Mary Sargious is a record owner of shares. Consequently, the submission failed to properly establish eligibility to submit a stockholder proposal in the following respects:

(a) It failed to include a statement from the record holder of the shares confirming the beneficial ownership of the shares, and that the shares have been continuously held for one year prior to the date the proposal was submitted.

(b) It failed to include a statement from the Proponents to the effect that they intend to hold the shares through the date of the Company's 2007 annual meeting.

By letter dated January 18, 2007, the Company notified the Proponents of these eligibility deficiencies and requested them to correct the deficiencies by submitting the required statements within 14 days of the receipt of the letter. A copy of the Company's January 18, 2007 letter to the Proponents is attached hereto as Exhibit B. To date, the Company has not received any response to its January 18, 2007 request, nor any other correspondence from the Proponents regarding their proposal. Furthermore, the Proponents have not submitted the required statements nor otherwise properly established their eligibility to submit a proposal for inclusion in the Company's 2007 proxy statement.

2. <u>The Proponents' proposal may be properly omitted from inclusion in the Company's 2007 proxy statement under Rule 14a-8(i)(7) because the proposal deals with a matter relating to the Company's ordinary business operations</u>:

The SEC has noted that the policy underlying Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." Commission Release No. 34-40018 (May 21, 1998). Key to this policy are two considerations. First, that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Id. Second, a proposal may seek to "micro-manage" by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Id. In order to constitute "ordinary business" subject matter, the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. See Id.

The Proponents' proposal requests the Company, through its financing subsidiary, Dell Financial Services ("DFS") to "consolidate its account collection system into one system" and "provide its customers with other reliable means of making their payments." Both of these requested actions pertain to the Company's ordinary business operations. First, the request to consolidate the DFS "account collection system into one system" could be read as requiring DFS to stop offering customers third party electronic payment solutions such as CheckFree, and perhaps requiring DFS to develop an internal electronic payment solution that it could offer its customers. Second, the request to provide customers with "other reliable means of making payments" presumably requests DFS to offer electronic payment options other than CheckFree. Whether or not DFS allows customers the choice of one or more electronic alternatives to manual check writing is precisely the kind of fundamental, day-to-day operational matter meant to be covered by the ordinary business operations exception under Rule 14a-8(i)(7). Consequently, the Company believes that, even if the eligibility requirements had been satisfied, the Proponent's proposal would have been excludible under Rule 14a-8(i)(7). DFS has arranged with CheckFree to facilitate electronic payments for customers. The decision to enter into agreements relating to the facilitation of electronic payments, and the decisions that were made when entering into those arrangements, clearly fit within the category of ordinary business operations. The Company may properly use its business judgment in balancing the cost and benefit of developing a new electronic payment solution itself and offering customers one or more of the various third party solutions currently available. As technology changes, DFS routinely considers and evaluates the plethora of available payment solutions. Each option has a cost that must be weighed against any potential value in offering customers convenience in making payments.

Finally, the Proponents' proposal does not deal with an important public policy or environmental matter, but instead may stem from an individual's personal grievance arising out of dissatisfaction with the CheckFree option. Please see the discussion under item 3 below. Because the proposal deals with a matter relating to the Company's ordinary business operations, the Company respectfully submits that, even if the eligibility requirements had been satisfied, the Proponents' proposal may be properly omitted from inclusion in the Company's 2007 proxy statement under of Rule 14a-8(i)(7).

3. <u>The Proponents' proposal may be properly omitted from inclusion in the Company's 2007 proxy statement under Rule 14a-8(i)(4) as a personal grievance</u>:

The Proponents' proposal seems to relate to a unique set of facts, and not a matter of general interest or import to the Company's shareholders. As described more fully under paragraph 4 below, DFS gives customers the option of scheduling payments in advance using the CheckFree electronic payment system. Many customers value this option as a means of avoiding the inconvenience of writing and mailing a check each month.

However, as the Proponents allude to in their proposal and supporting materials, using CheckFree is not an entirely automatic bill-paying solution. Customers must instruct CheckFree regarding payment amount and payment timing. Failing to do so may result in the customer being charged interest or late fees. For example, such charges may become due and payable if the amount scheduled by the customer for payment using CheckFree is less than the minimum amount due, or if a payment is scheduled to be made after the due date. In the Company's view, the Proponents' proposal requests eliminating the option of using CheckFree because the Proponents are not satisfied with it as a payment option. That view is supported by the Proponents' accompanying letter submitted to Mr. Rollins, then the Company's President and Chief Executive Officer, dated October 17, 2006. That letter opens with "I'm writing to you to express my frustration with Dell Financial Services," and outlines Proponents' complaint that Checkfree "did not [automatically] adjust my minimum payment" after making an additional purchase, resulting in "late fees and finance charges being added." It is clear that Proponents' proposal stems from a personal grievance related to frustration with the Checkfree electronic payment option.

The SEC has permitted the exclusion of proposals where the supporting statement provided evidence of a personal grievance. See CBS Corp. (March 4, 1998) (where the issuer noted it was "clear from the supporting statement that the proponent's sole interest is to pursue a personal interest not shared by other stockholders"). As the Proponents' proposal relates to the redress of a personal claim or grievance against DFS, and appears to further a personal interest not shared by other shareholders generally, the Company respectfully submits that, even if the eligibility requirements had been satisfied, the Proponents' proposal would have been properly omitted from inclusion in the Company's 2007 proxy statement under Rule 14a-8(i)(4).

4. The Proponents' proposal may be properly omitted from inclusion in the Company's 2007 proxy statement under Rule 14a-8(i)(3):

As stated in Staff Legal Bulletin No. 14B (CF) dated September 15, 2004, Rule 14a-8(i)(3) may be relied upon to exclude or modify statements that "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

The following statements in the Proponents' proposal allege improper or immoral conduct and are not properly based on factual foundations:

- ". . . customers might be charged finance charges unfairly";
- "**Where as** Dell Financial Services violates Dell's Code of Conduct by allowing its collection and charging practices to unfairly charge finance charges"; and
- ". . . shareholders request that Dell financial Services stop its unethical practices . . ., therefore eliminating unjustifiable charging of our customers finance charges".

DFS follows legal and customary practices with respect to invoicing customer finance charges. Customers who voluntarily choose to finance a purchase through DFS do so knowing that their purchase is subject to finance charges as set forth in the customer's financing agreement with the lender.

Contrary to the Proponents' assertions, DFS does not outsource collection services to CheckFree. Instead, CheckFree is an optional electronic payment service available for the convenience of customers who choose to schedule electronic payments in advance. The Proponents assert that DFS "forces its customers to schedule payments via Check free system only and does not accept other forms of payments (i.e. credit card payments)," but they fail to recognize that DFS customers are free to pay by check. Payments scheduled through CheckFree are automatically deducted from a customer's account and promptly credited by DFS after receipt of the funds through CheckFree. While this electronic process typically takes less time to complete than processing a personal check, if the transfer is not scheduled so as to occur prior to the payment due date, it is possible that a customer may incur interest or other late payment charges. Of necessity, DFS uses its own accounting systems to determine any such charges, but doing so is neither unfair nor unethical. DFS must account for the funds it receives when they arrive, not when the customer decides to pay a bill, even if the customer memorializes that decision by entering a payment instruction into the CheckFree system.

The practice of assessing and collecting finance charges under the finance terms agreed with the customer is not unfair, unjustifiable or unethical, and does not violate either the Company's or DFS' Code of Conduct. Therefore, in the Company's view, the Proponents' assertions and conclusions are not based on fact and are materially false and misleading in asserting that DFS engages in unethical practices and violates the Company's Code of Conduct. Indeed, these misleading assertions and conclusions are postulated as the entire basis for the proposal. As the Proponents' proposal includes conclusions alleging improper or immoral conduct that are not based on factual foundations, the Company respectfully submits that, even if the eligibility requirements had been satisfied, the Proponents' proposal would have been properly omitted from inclusion in the Company's 2007 proxy statement under Rule 14a-8(i)(3).

Conclusion:

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission due to the exclusion of the Proponents' proposal from the Company's 2007 proxy materials. If for any reason the Staff does not agree with our conclusions, as set forth herein, the undersigned would like to meet with the Staff to discuss the issues presented by this letter. If the Staff has any questions or has formulated a response to this request, please contact the undersigned by telephone at 512-728-0587 or by facsimile at 512-283-0587.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,



Thomas H. Welch, Jr.
Vice President – Legal
General Corporate Counsel

Enclosures

cc: Emad and Samia Sargious

Exhibit A

January 3, 2007


RECEIVED
JAN 08 2007
BRIDGET BRANNON
certified

Mr. Lawrence P. Tu
Senior Vice President and General Counsel, Dell Inc.
One Dell Way, Mail Stop RR1-33
Round Rock Texas 78682

Enclosed please find our proposal for presentation to Dell stockholders during the July 2007 stockholders meeting. This proposal is submitted in accordance with Dell's Bylaws.
We believe this proposal will improve Dell's customer experience and avoid possible class action suits from customers who are unfairly charged finance charges. This proposal is to help solve Dell Financial Service short comings based on personal experience by the undersigned that was communicated to Mr. Kevin B. Rollins in a letter dated October 17, 2006 (copy attached).

We have no material direct or indirect financial or other interest other than the success of Dell Inc.



Emad Sargious holder of 800 shares
5562 Thelma Ave. La-Palma, Ca. 90623



Samia Sargious holder of 600 shares
5562 Thelma Ave. La-Palma, Ca. 90623



__________Trustee for
Mary Sargious holder of 27 shares
5562 Thelma Ave. La-Palma, Ca. 90623

In addition there are 200 shares held jointly by Emad and Samia Sargious

Stockholder proposal

Where as Dell Financial Services out-sources collection of its accounts to Checkfree.
Where as Dell Financial Services forces its customers to schedule payments via Check free system only and does not accept other forms of payments (i.e. credit card payments).
Where as Dell Financial Services accounting system lags Checkfree's accounting system, thus could show customer account as delinquent when they are not.
Where as Dell Financial Services charges its customers finance charges based on data in its accounting system, customers might be charged finance charges unfairly.
Where as Dell Financial Services violates Dell's Code of Conduct by allowing its collection and charging practices to unfairly charge finance charges.

Therefore, be it resolved that the shareholders request that Dell financial Services stop its unethical practices and consolidate its account collection system into one system, provide its customers with other reliable means of making their payments, therefore eliminating unjustifiable charging of our customers finance charges.

Mr. Kevin Rollins
CEO of Dell Inc.
One Dell Way
Round Rock, TX 78682

October 17, 2006

Dear Mr. Rollins

I'm writing to you to express my frustration with Dell Financial Services. I've been a Dell stockholder for over 5 years and decided to patronize the company I own stock in. I purchased an Inspiron 6000 laptop in September, 2005 and a desktop in March, 2006. At the time of purchasing the laptop, I was offered 12 months of no interest payment plan with a minimum payment of $33 per month, the same offer was extended to include the desktop purchase. DFS outsources the customer care to India and the payment collection system to checkfree company. Therefore, I was forced to establish an account to make my monthly payments through the internet. Checkfree is not a user friendly system and is archaic at best. When I purchased the desktop checkfree system did not adjust my minimum payment and that resulted in late fees and finance charges being added. When I discovered the reason I contacted checkfree to adjust the amount to be taken out every month to cover the minimum payment for both purchases. I was surprised the following month when again I was billed additional late fees and finance charges because it takes a month for the checkfree system to update the payment changes. Meanwhile my account became late again as far as DFS. I offered to have the payments made through either of my credit cards to avoid having to make payments via checkfree (similar to many of my other bills i.e. cell phone, electric, water etc.), but I was told that this could not be accommodated and that I have to either make my payments via the US mail or checkfree (two unreliable and outdated methods of making payment). It is noteworthy that I was able to charge the replacement battery charger for my laptop to my American Express card (go figure). I called customer service in India to try to get the finance charges and late charges waived since it was checkfree system that caused the problem and it was acknowledged by their representative in a three way phone call. On 10/13/2006, I spoke with a person who identified himself as Sam Harrison (not your typical Indian name) employee number 379053 who stated that he is the highest person for Dell customer care in India and he could not waive the charges. Based on my experience, I can't help but think that DFS is more interested in charging late fees and finance charges than to provide customers with good service. While this maybe legal it is highly unethical and could open Dell to legal actions.

Mr. Rollins could you please waive all the late fees and finance charges in my account and I will send the payment for the entire balance **and promise not to buy anything else from Dell**. My experience with DFS explains why the value of Dell stock in my portfolio today is worth less than 50% of its value when I acquired it 5 years ago. I could have made these purchases at Costco or the local computer store, deal with real people and get competitive prices, if Dell cannot differentiate itself with service what else is there for Dell to compete on?

Emad Sargious
5562 Thelma Ave.
La-Palma, Ca. 90623
DFS account no. 6879 4501 1903 1646 866



January 18, 2007

VIA OVERNIGHT DELIVERY

Emad Sargious (individually and as Trustee for Mary Sargious)
Samia Sargious
5562 Thelma Avenue
La Palma, California 90623

Re: Stockholder Proposal

Mr. and Ms. Sargious:

On January 8, 2007, we received your proposal for inclusion in the proxy statement relating to our 2007 annual meeting, which is scheduled to be held on July 20, 2007.

Under the rules of the U.S. Securities and Exchange Commission (Rule 14a-8, "Shareholder Proposals"), a stockholder is not eligible to submit a proposal for inclusion in a company's proxy materials unless he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and continues to hold those securities through the date of the stockholders meeting. According to the records of our transfer agent, American Stock Transfer & Trust Company, you are not a record holder of Dell shares. Accordingly, we assume that you hold the shares beneficially through a broker or other record holder. As a beneficial owner of shares, in order to establish your eligibility to submit a stockholder proposal for inclusion in our proxy materials, you need to submit a statement from the record holder (for example, the brokerage firm through which you hold the shares) confirming that you are currently the beneficial owner of the shares and have continuously held the shares for one year prior to the date the proposal was submitted. In addition, you need to confirm in writing that you intend to continue to hold the shares through the date of the stockholders meeting. Under the SEC rules, the foregoing statements should be sent to us within 14 days from the date you receive this letter.

You should note that we believe that there may be other bases for excluding your proposal from our proxy statement, including one or more of the bases described in SEC Rule 14a-8(i), and if you properly establish your eligibility as described above, we intend to request the SEC to allow us to nevertheless exclude your proposal, in accordance with the procedures described in the SEC's rules.

If you have any questions, please contact me by mail or e-mail (tom_welch@dell.com) or give me a call at 512-728-0587.

Sincerely,

Thomas H. Welch, Jr.
Vice President – Legal
General Corporate Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END